

Jason Zhang · 2nd

COO, Mercury

San Francisco, California, United States · Contact info

500+ connections

2 mutual connections: Ryan Brown and Andres Kupervaser Gould

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Mercury - Banking for Startups

Stanford University

Experience

COO, Co-founder
Mercury - Banking for Startups
Aug 2017 – Present · 4 yrs 2 mos

Heyzap
4 yrs 7 mos

VP of Business Development
Mar 2015 – May 2017 · 2 yrs 3 mos

Director of Business Development
Nov 2013 – Mar 2015 · 1 yr 5 mos

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Education

Stanford University
Bachelor of Science (BS), Biology, General
2008 – 2012

Skills & endorsements

Start-ups · 21

Endorsed by **Zen Matoshi and 1 other who is highly skilled at this**

Endorsed by **4 of Jason's colleagues at Heyzap (Acquired by Fyber)**

Basketball · 20

Endorsed by **7 of Jason's colleagues at Mercury - Banking for Startups**

Evolutionary Biology · 6

Gabriela Martínez Cubero and 5 connections have given endorsements for this skill

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Recommendations

Received (0) | Given (3)

Gabriela Martínez Cubero and 5 connections have given endorsements for this skill

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Recommendations

Received (0) | Given (3)

Micaiah Buchheim-Jurisson
Mercury Raise Lead | Columbia '20
January 15, 2021, Jason was senior to Micaiah but didn't manage directly

Good, sent me a book for my birthday

Amy Choi
Director of Product, Lion Studios at AppLovin
March 29, 2017, Jason worked with Amy in different groups

Amy is great

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Interests

Stanford University
925,091 followers

Mercury - Banking for Startups
7,010 followers

Heyzap (Acquired by Fyber)
858 followers